EXHIBIT 99.2

Results for the Quarter ended December 2003 under Consolidated Indian GAAP
Wipro records highest ever quarterly Profit After Tax
Global IT business posts 11% sequential Revenue growth and sequential Operating Margin expansion

Bangalore, January 21, 2004 – Wipro Limited today announced its audited results approved by the Board of Directors for the quarter ended December 2003.

Highlights:
Results for the Quarter ended December 31, 2003

•	Revenue for the quarter was Rs. 15.21 billion, an increase of 37% year on year. Profit Before Interest & Tax (PBIT) grew by 15% year on year to Rs.2.86 billion.

•	Profit After Tax grew by 19% year on year to Rs. 2.74 billion

•	Global IT Services & Products Revenue increased 41% year on year, at Rs. 11.47 billion.

•	Global IT Services & Products PBIT was Rs. 2.51 billion, contributed by volume growth and productivity improvements

•	Global IT Services & Products Operating Margin was 22%, an increase of 1% over the quarter ended September 30, 2003

•	Global IT Services & Products added 24 new clients in the quarter (including 2 in IT Enabled services business)

•	Wipro awarded SVG1, the highest rating in Stakeholder Value Creation & Governance Practices by ICRA Ltd., a premier credit rating agency in India and an associate of Moody’s Investor Services of USA.

Outlook for the Quarter ending March 31, 2004

Azim Premji, Chairman of Wipro commenting on the results said “Sustained volume growth coupled with stable pricing environment and operational improvements resulted in Wipro posting its highest ever quarterly Profit after Tax. Revenue in our Global IT Services business was $250 million, ahead of the guidance of $241 million. Business momentum continues to be strong. Looking ahead, for the quarter ending March 2004, we expect our Revenue from our Global IT services business to be approximately $269 million.”

Vivek Paul, Vice Chairman, said “We continued to build a solid foundation for the future with the highest ever net addition of employees to our team in the IT services businesses on the back of multiple large customer wins. We witnessed double digit sequential Revenue growth for the second consecutive quarter. The broad-based nature of growth- 13% sequential growth in Technology and 10% in IT business – was particularly satisfying. In terms of service lines too, sequentially, BPO grew by 29%, Technology Infrastructure Services grew by 17% and Package Implementation grew by 14%, reflecting customer confidence in our ability to provide comprehensive solutions and our deepening domain strength.”

Suresh Senapaty, Corporate Executive Vice President - Finance said, “During the quarter, strong operational improvements helped us to absorb the impact of an increase in Offshore compensation and appreciation of the Rupee against the Dollar and improve the Operating Margin in our Global IT Services business. During the quarter, we were able to leverage the resources and skill sets in Wipro NerveWire to offer Consulting and Architecting solutions to customers in other verticals of our Global IT Services business. We believe that this integrated approach will continue and have therefore consolidated the business operations and resources of Wipro NerveWire into the results of our Global IT Services and Products segment.”

Wipro Limited

Revenues for the quarter ended December 31, 2003, were Rs.15.21 billion, representing a 37% increase over the previous year. Profit after Tax was Rs. 2.74 billion, representing an increase of 19% over Profit after Tax for quarter-ended December 31, 2002. Revenues for the nine-month ended December 31, 2003, were Rs. 40.95 billion, representing a 32% increase over the previous year. Profit after Tax for the nine-month period was Rs. 7.1 billion, a growth of 19%.

Global IT Services and Products

Effective quarter ended December 31, 2003, the results of Wipro Nervewire have been consolidated with the results of Global IT Services & Products segment.

Global IT Services & Products grew its Revenue by 41% over Revenue for corresponding quarter last year to Rs. 11.47 billion and PBIT increased by 13% to Rs. 2.51 billion. Operating Income to Revenue at 22% increased by 1% sequentially and declined by 6% year on year. R&D Services contributed 32% of the Revenue of Global IT Services. Enterprise Business contributed 57% of Revenues with the balance 11% being contributed by IT Enabled services.

We had 27,137 employees as of December 31, 2003, which includes 17,681 employees in IT Services business and 9,456 employees in IT Enabled services business. This represents a net addition of 2,872 people comprising of 1,908 in IT Services and 964 people in IT Enabled services.

During the quarter, we added 24 new customers comprising 8 customers in R&D Services, 14 customers in Enterprise Services and 2 new customers in the IT Enabled services business.

Global IT Services and Products accounted for 75% of the Revenue and 88% of the PBIT for the quarter ended December 31, 2003.

Wipro Infotech – Our India, Middle East & Asia Pacific IT Services & Products business

For the quarter ended December 31, 2003, Wipro Infotech recorded Revenues of Rs.2.4 billion representing an increase of 28% over the same period last year. Profit before Interest and Tax grew by 45% to Rs.161 Million. Services business contributed to 32% of total Revenue during the quarter. Services revenues grew by 53% compared to the previous year, fuelled by growth in Infrastructure Management Services, System Integration, Software Solutions and Consulting.

Key India wins include Infrastructure Management Services at Henkel SPIC & Bharti Cellular, Remote Management Services for Xerox, core banking application deployment and Infrastructure Management Services at Vijaya Bank, Application development for Karnataka State Police, Data warehousing solution for a large Insurance company in India and an Information Security Consulting project from DCM Shriram Consolidated Ltd. Our Middle East & Asia Pacific wins include a Technology Consulting project with Qatar Petroleum and Application sustenance for a large petroleum company as well as a leading Bank, both based in Saudi Arabia.

Wipro Infotech accounted for 15% of Revenue and 6% of the PBIT for the quarter ended December 31, 2003.

Wipro Consumer Care & Lighting

Wipro Consumer Care and Lighting business recorded Revenue of Rs. 949 million with PBIT of Rs.141 million contributing 6% of total Revenue and 5% of the Profit before Interest and Taxes for the quarter. PBIT to Revenue was 15% for the quarter.

Wipro Limited

For the quarter ended December 31, 2003, the annualized Return on Capital Employed in Global IT Services was 52%, Wipro Infotech was 47%, Consumer Care and Lighting was 107%. At the Company level, the Return on Capital Employed was 27%, lower due to inclusion of cash and cash equivalents of Rs. 21.3 billion in Capital Employed (49% of Capital Employed).

For Wipro Limited, Profit after Tax from continuing operations computed in accordance with US GAAP for the quarter ended December 2003 was Rs. 2.66 billion, an increase of 22% over the profits for the corresponding quarter ended December 2002. The net difference between profits computed in accordance with Indian GAAP and US GAAP is primarily due to different Revenue recognition standards, accounting for deferred stock compensation expenses and amortization of intangible assets.

Global IT Services & Products segment Revenues were Rs. 11.51 billion for the quarter ended December 31, 2003 under US GAAP. The difference of Rs. 36 million ($0.8 million) is attributable to different Revenue recognition standards under Indian GAAP and US GAAP.

Quarterly Conference call

Wipro will hold conference calls today at 11:45 AM Indian Standard Time (1:15 AM Eastern Time) and at 6:45 PM Indian Standard Time (8:15 AM Eastern) to discuss the company’s performance for the quarter and answer questions sent to email ID: lakshminarayana.lan@wipro.com An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of the company website at www.wipro.com shortly after the live broadcast.

About Wipro Limited

We are the first PCMM Level 5 and SEI CMM Level 5 certified IT Services company globally. We provide comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally.

In the Indian market, we are a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. In the Asia Pacific and Middle East markets, we provide IT solutions and services for global corporations. We also have a profitable presence in niche market segments of consumer products and lighting.

Our ADSs are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange - Mumbai, and the National Stock Exchange, among others. For more information, please visit our websites at www.wipro.com and www.wipro.co.in

US GAAP financials on website

Condensed financial statements of Wipro Limited computed under the US GAAP along with individual business segment reports are available in the Investor Relations section at www.wipro.com.

Contact for Investor Relation	Contact for Media & Press

K R Lakshminarayana	Sandhya Ranjit
Corporate Treasurer	Manager-Corporate Communications
Phone: +91-80-844-0079	+91-80-844-0056
Fax: +91-80-844-0051	+91-80-844-0350
lakshminarayana.lan@wipro.com	sandhya.ranjit@wipro.com

Forward looking and cautionary statements

Certain statements in this release concerning our future growth prospects are forward looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Wipro has made strategic investments, withdrawal of fiscal governmental incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Wipro may, from time to time, make additional written and oral forward looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. Wipro does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the company.

# Tables to follow

WIPRO LIMITED – Consolidated
AUDITED SEGMENT WISE BUSINESS PERFORMANCE FOR THE THREE MONTHS PERIOD ENDED DECEMBER 31, 2003 (Rs. in Million)

	Three months ended December 31,			Year ended

Particulars	2003	2002	Growth %	March 31, 2003

Segment Revenue
Global IT Services & Products	11,472	8,133	41%	30,487
India & AsiaPac IT Services & Products	2,355	1,836	28%	8,395
Consumer Care & Lighting	949	745	27%	2,991
Others	438	365		1,468

Continuing Operations	15,214	11,079	37%	43,341

Discontinued ISP Business	—	4		42

TOTAL	15,214	11,083	37%	43,383

Profit before Interest and Tax (PBIT)
Global IT Services & Products	2,514	2,234	13%	8,451
India & AsiaPac IT Services & Products	161	111	45%	557
Consumer Care & Lighting	141	90	57%	436
Others	48	69		240

Continuing Operations	2,864	2,504	14%	9,684

Discontinued ISP Business	—	(14)		(182)

TOTAL	2,864	2,490	15%	9,502

Interest income	187	220		634

Profit Before Tax	3,051	2,710	13%	10,136

Income Tax expense	(330)	(345)		(1,276)

Profit before extraordinary items	2,721	2,365	15%	8,860

Discontinuance of ISP business	—	(1)		(263)

Profit before equity in earnings / (losses) of Affiliates and minority interest	2,721	2,364	15%	8,597
Equity in earnings of affiliates	43	(48)		(355)
Minority interest	(21)	(10)		(37)

Profit after tax	2,743	2,306	19%	8,205

Operating Margin
Global IT Services & Products	22%	27%		28%
India & AsiaPac IT Services & Products	7%	6%		7%
Consumer Care & Lighting	15%	12%		15%

Continuing Operations	19%	23%		22%

TOTAL	19%	22%		22%

CAPITAL EMPLOYED
Global IT Services & Products	19,163	14,722		18,536
India & AsiaPac IT Services & Products	1,496	1,199		1,075
Consumer Care & Lighting	520	612		682
Others	22,552	16,578		15,082

Continuing Operations	43,731	33,111		35,375

Discontinued ISP Business	—	(150)		(7)

TOTAL	43,731	32,961		35,368

CAPITAL EMPLOYED COMPOSITION
Global IT Services & Products	44%	44%		52%
India & AsiaPac IT Services & Products	3%	4%		3%
Consumer Care & Lighting	1%	2%		2%
Others	52%	50%		43%

TOTAL	100%	100%		100%

Return on average capital employed from continuing business
Global IT Services & Products	52%	75%		62%
India & AsiaPac IT Services & Products	47%	33%		54%
Consumer Care & Lighting	107%	66%		60%

Continuing Operations	27%	31%		31%

TOTAL	27%	32%		31%

Note to segment report:

1.	The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 “Segment Reporting” issued by the Institute of Chartered Accountants of India.

2.	The Company has three geographic segments: India, USA and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined below:

Geography	December 31, 2003%		December 31, 2002%

India	3,506	23%	3,046	27%
USA	8,276	54%	5,200	47%
Rest of the World	3,432	23%	2,837	26%

Total	15,214	100%	11,083	100%

3.	For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segment.

4.	Effective April 1, 2003, Wipro Spectramind is included in the Global IT Services segment. Wipro Nervewire, the business acquired in May 2003, has been included in Global IT Services segment.

In April 2003, the Company restructured the HealthScience business segment. The HealthScience business which addresses the IT requirement of clients in healthcare and life sciences sector and Wipro Healthcare IT, the Company acquired in August 2002, will now form part of the Global IT Services and Products segment. Wipro Biomed, a business segment that was reported as part of the HealthScience segment has now been reported as part of Others’. Segment data for previous periods has been reclassified to make it comparable.

5.	In accordance with Accounting Standard 21 “Consolidated Financial Statements” issued by the Institute of Chartered Accountants of India, the consolidated financial statements of Wipro Limited include the financial statements of all subsidiaries which are more than 50% owned and controlled.

6.	The company has a 49% equity interest in Wipro GE Medical Systems Limited (WGE), a joint venture with General Electric, USA. The joint venture agreement provides specific rights to the joint venture partners. The rights conferred to Wipro are primarily protective in nature. Therefore, WGE is not considered as a joint venture and consolidation of financial statements are carried out as per equity method in terms of Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial statements”.

7.	In accordance with the guidance provided in Accounting Standard 23 “ Accounting for Investments in Associates in Consolidated Financial Statements” WeP Peripherals have been accounted for by equity method of accounting.

WIPRO LIMITED – Consolidated
AUDITED SEGMENT WISE BUSINESS PERFORMANCE FOR THE NINE MONTHS PERIOD ENDED DECEMBER 31, 2003 (Rs. in Million)

	Nine months ended December 31,			Year ended

Particulars	2003	2002	Growth%	March 31, 2003

Segment Revenue
Global IT services & Products	31,026	21,795	42%	30,487
India & AsiaPac IT Services & Products	6,096	5,945	3%	8,395
Consumer Care & Lighting	2,629	2,210	19%	2,991
Others	1,198	1,014		1,468

Continuing Operations	40,949	30,964	32%	43,341

Discontinued ISP Business	—	42		42

TOTAL	40,949	31,006	32%	43,383

Profit before Interest and Tax (PBIT)
Global IT services & Products	6,573	6,322	4%	8,451
India & AsiaPac IT Services & Products	393	316	24%	557
Consumer Care & Lighting	415	329	26%	436
Others	158	115		240

Continuing Operations	7,539	7,082	6%	9,684

Discontinued ISP Business	—	(182)		(182)

TOTAL	7,539	6,900	9%	9,502

Interest income	530	527		634

Profit Before Tax	8,069	7,427	9%	10,136

Income Tax expense	(922)	(894)		(1,276)

Profit before extraordinary items	7,147	6,533	9%	8,860

Discontinuance of ISP business	—	(289)		(263)

Profit before equity in earnings / (losses) of Affiliates and minority interest	7,147	6,244	14%	8,597

Equity in earnings of affiliates	(5)	(259)		(355)
Minority interest	(35)	(34)		(37)

Profit after tax	7,107	5,951	19%	8,205

Operating Margin
Global IT services & Products	21%	29%		28%
India & AsiaPac IT Services & Products	6%	5%		7%
Consumer Care & Lighting	16%	15%		15%
Continuing Operations	18%	23%		22%

TOTAL	18%	22%		22%

CAPITAL EMPLOYED
Global IT services & Products	19,163	14,722		18,536
India & AsiaPac IT Services & Products	1,496	1,199		1,075
Consumer Care & Lighting	520	612		682
Others	22,552	16,578		15,082

Continuing Operations	43,731	33,111		35,375

Discontinued ISP Business	—	(150)		(7)

TOTAL	43,731	32,961		35,368

CAPITAL EMPLOYED COMPOSITION
Global IT services & Products	44%	44%		52%
India & AsiaPac IT Services & Products	3%	4%		3%
Consumer Care & Lighting	1%	2%		2%
Others	52%	50%		43%

TOTAL	100%	100%		100%

Return on average capital employed from continuing business
Global IT Services & Products	46%	72%		62%
India & AsiaPac IT Services & Products	41%	39%		54%
Consumer Care & Lighting	92%	64%		60%

Continuing Operations	25%	32%		31%

TOTAL	25%	31%		31%

Note to segment report:

1.	The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 “Segment Reporting” issued by the Institute of Chartered Accountants of India.

2.	The Company has three geographic segments: India, USA and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined below:

				(Rs. in Million)
Geography	December 31, 2003%		December 31, 2002%

India	9,479	23%	9,081	29%
USA	22,131	54%	13,846	45%
Rest of the World	9,339	23%	8,079	26%

Total	40,949	100%	31,006	100%

3.	For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segment.

4.	Effective April 1, 2003, Wipro Spectramind is included in the Global IT Services segment. Wipro Nervewire, the business acquired in May 2003, has been included in Global IT Services segment.

In April 2003, the Company restructured the HealthScience business segment. The HealthScience business which addresses the IT requirement of clients in healthcare and life sciences sector and Wipro Healthcare IT, the Company acquired in August 2002, will now form part of the Global IT Services and Products segment. Wipro Biomed, a business segment that was reported as part of the HealthScience segment has now been reported as part of Others’. Segment data for previous periods has been reclassified on a comparable basis.

5.	In accordance with Accounting Standard 21 “ Consolidated Financial Statements ” issued by the Institute of Chartered Accountants of India, the consolidated financial statements of Wipro Limited include the financial statements of all subsidiaries which are more than 50% owned and controlled.

6.	The company has a 49% equity interest in Wipro GE Medical Systems Limited (WGE), a joint venture with General Electric, USA. The joint venture agreement provides specific rights to the joint venture partners. The rights conferred to Wipro are primarily protective in nature. Therefore, WGE is not considered as a joint venture and consolidation of financial statements are carried out as per equity method in terms of Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial statements”.

7.	In accordance with the guidance provided in Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial Statements” WeP Peripherals have been accounted for by equity method of accounting.